Exhibit 1.5

CDC Subsidiary Announces Share Buy-back Program

Program calls for repurchase of up to HK$100 million of the Company’s outstanding shares

Hong Kong, 31 October 2005 – CDC Corporation (NASDAQ: CHINA) today announced that the Board of Directors of its 81%-owned subsidiary, China.com Inc., has approved to buy back up to HK$100 million of the Company’s outstanding shares from the open market. The Company’s share price closed at HK$0.485 at the end of today’s trading session.

“We believe the prices at which our stock recently traded do not reflect the long-term value of China.com, and the share buy-back program will be beneficial to all the shareholders of the Company,” said Raymond Ch’ien, Chairman of the Board of Directors of China.com.

China.com has reported 21 consecutive quarters of net profit and had net cash and cash equivalents of over HK$920 million as of June 30, 2005. The Company recently announced plans to seek to establish an American Depositary Receipt (ADR) program in the United States in order to raise its global profile, broaden its shareholder base, and enhance the liquidity of its shares. Operationally, the Company has seen strong sequential growth in its Mobile Value Added Services businesses with quarter on quarter growth of 32% and 18% respectively for Q1 and Q2 of this year. The Company’s online games business also continues to enjoy growth and expansion. Earlier this month, the Company established CDC Games Limited, a wholly-owned subsidiary of China.com, to acquire and develop additional assets and strategic alliances related to online games.

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About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. China.com Inc. with its focus on mobile applications and online games is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. CDC is embarking on this ADR initiative as part of its strategic review to enable many of its US-based investors to more easily invest directly in China.com Inc. Once the ADR program is in effect, it would enable CDC to provide greater flexibility with respect to its shareholdings in China.com Inc. such as distributing a stock dividend of all or a part of its China.com Inc. shares to CDC shareholders. CDC’s Non-GAAP cash and cash equivalents net of total debt as of Q2 2005 was approximately US$221 million of which approximately one half was within China.com Inc.

About China.com Inc.

China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the completion and effect of the proposed ADR. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net